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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Computer Task Group, Incorporated
(Name of Issuer)
Common Stock, Par Vaue $.01 Per Share
(Title of Class of Securities)
205477 10 2
(CUSIP Number)
Peter P. Radetich, Esq.
General Counsel and Secretary
Computer Task Group, Incorporated
800 Delaware Avenue
Buffalo, New York 14209
Tel. 716-882-8000
Fax. 716-887-7370
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	205477102

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Computer Task Group, Incorporated Stock Employee Compensation Trust Thomas R. Beecher, Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	None

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		3,870,914

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,870,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,870,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	EP,00

SCHEDULE 13D

Item 1.	Security and Issuer.
     Item 1 is hereby amended and restated as follows:
     This amendment no. 7 (“Amendment No. 7”) amends the statement on Schedule 13D (the “Statement”) filed on May 12, 1994 with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 filed with the SEC on December 14, 1994 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on August 26, 1997 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on May 21, 1998 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on May 21, 1999 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on November 8, 1999 (“Amendment No. 5”), and Amendment No. 6 filed with the SEC on October 10, 2003 (“Amendment No. 6”) by the person named in Item 2 of the Statement relating to the Common Stock, $.01 par value (the “Common Stock”) of Computer Task Group, Incorporated, a New York corporation (the “Issuer” or “CTG”). The principal executive offices of the Issuer are located at 800 Delaware Avenue, Buffalo, New York 14209.

Item 4.	Purpose of Transaction.
     Item 4, the first paragraph is hereby amended and restated as follows:
     This Amendment No. 7 updates the status of the aggregate shareholdings of the Trust. As of February 2, 2006 the Trust owned a total of 3,870,914 shares equaling approximately 18.55% of the Issuer’s total shares outstanding. This amount represents a decrease from the total number of 4,113,107 shares owned as of the date of Amendment No. 6 and a decrease in percentage owned to approximately 18.55%. The Trust engaged in the transactions for the purpose of supplying shares to various Issuer equity based employee benefit plans.

Item 5.	Interest in Securities of the Issuer.
     Item 5, the first and second sentences of the first paragraph are hereby amended and restated as follows:
     The Trust beneficially owns 3,870,914 shares as to which it may be deemed to have sole voting power and shared dispositive power. The Shares constitute 18.55% of the outstanding Common Stock.
     The Trust has effected the following transfers of common stock of the Issuer during the 60 days prior to the date hereof:

2/2/2006	Transfer to CTG Stock Option Plan	10,000
1/6/2006	Transfer to CTG Employee Stock Purchase Plan	10,217
1/4/2006	Transfer to CTG Stock Option Plan	2,500
12/29/2005	Transfer to CTG Stock Option Plan	5,000
12/16/2005	Transfer to CTG Stock Option Plan	50,000
12/16/2005	Transfer to CTG Stock Option Plan	5,000
12/8/2005	Transfer to CTG Stock Option Plan	2,500

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006	COMPUTER TASK GROUP, INCORPORATED STOCK EMPLOYEE COMPENSATION TRUST
	By:	/s/ Peter P. Radetich
Attorney for Thomas R. Beecher, Jr., Trustee of
the Computer Task Group, Incorporated Stock Employee Compensation Trust